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                               July 11, 2023

       Nick King
       Chief Executive Officer
       VV Markets LLC
       2800 Patterson Ave Ste. 300
       Richmond, VA 23221

                                                        Re: VV Markets LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-Qualification
Amendment No. 11
                                                            Filed June 14, 2023
                                                            File No. 024-11306

       Dear Nick King:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-Qualification Amendment No. 11 to Offering Statement on Form 1-A Filed June 14, 2023

       The Underlying Assets, page 38

   1. We note that you have purchased and intend to purchase a number of underlying assets from Liv-Ex. We also
note that you rely on Liv-Ex for secondary market pricing data for wine and spirits and
for insurance for your assets. Please add a risk factor that addresses the conflicts of
interest and if material, please quantify the amount of business that you do with Liv-Ex for the
periods represented in this offering statement.
       The Series VV-SCC2 Asset, page 132

   2. We note your amended disclosure in response to comment 1. With respect to the information provided
for Series VV-SCC2, please define "Acquisition Average Price per
                                                        Bottle." In this light,
we note that this series is comprised of nine individual bottles, each
 Nick King
VV Markets LLC
July 11, 2023
Page 2
       with their own Acquisition Average Price per Bottle. However, we note that the cumulative average price of all of the assets in the series is $113,042.00, but the actual purchase price to acquire the assets is $96,085.76. Please provide an explanation for this difference.
General

3. We note the receipt of a Purchase Agreement with Purchase Order between VV Markets,
       LLC and Vinvesto, Inc. submitted to us supplementally, and that you propose to file similar Purchase Agreements/Purchase Orders for the various underlying assets.
       However, it appears that the Purchase Order is generated by Vinvesto, Inc. and is not a receipt for, or contract or agreement with, the supplier for the underlying asset, which in this case is Liv-Ex. The Purchase Order also does not appear to include certain material information related to shipping, storage, discounts, etc., that may be included in the receipt, contract, or agreement with the supplier. Please file as exhibits to the Offering
       Statement the receipts, contracts, or agreements received from, or entered into with, the supplier.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Wirth at 202-551-7127 or Erin Jaskot at 202-551-3442 with any questions.



                                                             Sincerely,
FirstName LastNameNick King
                                                             Division of
Corporation Finance
Comapany NameVV Markets LLC
                                                             Office of Trade &
Services
July 11, 2023 Page 2
cc:       Andrew Stephenson
FirstName LastName